PARSONS/BURNETT/BJORDAHL/HUME LLP

_________________________________

ATTORNEYS

James B. Parsons

jparsons@pblaw.biz

VIA EDGAR

July 18, 2011

Larry Spirgel

Assistant Director

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:

Post Data, Inc.

Amendment No. 1 to Registration Statement on Form S-1

File June 28, 2011

File No. 333-174433

Dear Mr. Spirgel:

This letter is in response to your comment letter dated July 5, 2011, with regard to the Form S-1 filing of Post Data, Inc., a Nevada corporation (“Post Data” or the "Company") filed on June 28, 2011, 2011.  Responses to each comment have been keyed to your comment letter.

“We May Continue To Lose Money, And if We Do Not Achieve Profitability, We May Not Be Able To Continue Our business,” page 4

1.

The disclosure in this paragraph has been revised to match disclosure elsewhere in the document.

2.

This risk factor has been revised to explain the lack of legal obligations and the effect on the Company.

“Reliance Upon One Individual as President, Treasurer, Secretary and Sole Director of the Company May Restrict our Business Growth, or Result in Business Failure,” page 8

3.

There are no potential conflicts of interest due to Mr. O’Reilly’s involvement in other activities.

Please contact this office with any further comments or questions.  We are filing the redlined version and this letter on EDGAR correspondence.  I would appreciate if you would send any further responses directly to me electronically or via facsimile, so I may

Suite 1850 Skyline Tower, 10900 NE 4th Street, Bellevue, WA  98004 • T (425) 451-8036  • F (425) 451-8568 • www.pblaw.biz

_________________________________________________________________

A Limited Liability Partnership with offices in Bellevue and Spokane

Larry Spirgel

Division of Corporation Finance

Securities and Exchange Commission

July 18, 2011

assist Post Data in a prompt response.  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Very truly yours,

PARSONS/BURNETT/BJORDAHL/HUME, LLP

/s/ James B. Parsons

James B. Parsons

JBP:aqs